FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

BRF - BRASIL FOODS S.A. (current name of Perdigão S.A) Publicly-held company CNPJ No. 01.838.723/0001-27 Rua Jorge Tzachel, 475 Itajaí - SC	SADIA S.A. Publicly-held company CNPJ No. 20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia – SC

MATERIAL FACT

The management of BRF – Brasil Foods S.A. (current name of Perdigão S.A., “BRF” – Bovespa: PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” – Bovespa: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI; and, jointly with BRF, the “Companies”) come to the public to inform, upon the terms of Instructions CVM No. 319/1999 and No. 358/2002, and, in addition to the Relevant Fact published on May 19, 2009 by the Companies, and the information already provided to the market, the following:

i) On July 8, 2009, the managers of BRF and SADIA executed the “Protocol and Justification” (“Protocol”), which has the purpose to merger the common and preferred shares issued by SADIA by BRF, except for those indirectly owned by BRF by its wholly-owned subsidiary HFF Participações S.A. (“Merger”). On the same date, the Board of Directors of SADIA and Audit Committees of BRF and SADIA stated their favorable opinion for the Merger.

ii) The Merger constitutes the final event set forth in the Association Agreement (“Agreement”) intended for the future unification of the operations of BRF and SADIA (“Association”), as published in the Relevant Fact of May 19, 2009.

iii) After approval by the Brazilian antitrust authorities, the Association is expected to result in reduction of redundant costs and operating gains of scale that will enable higher investments and greater growth rate on a sustained manner, and further, benefits that will inure for the benefit of the shareholders, suppliers, and, in particular, consumers of BRF and SADIA products. The Association will result further in higher efficiency to face the challenges of the domestic and foreign markets, in line with the continued business expansion strategy adopted by BRF and SADIA.

iv) The Protocol ratified the ratio of substitution set forth in the Association Agreement so that non-controlling shareholders of SADIA will receive 0.132998 common shares issued by BRF for each common or preferred share issued by SADIA. Fractions of common or preferred shares resulting of the ratio of substitution of the position of each SADIA shareholder that fails to compose with other SADIA shareholders in order to form whole numbers will be rounded downwards to the nearest next whole number, and the difference will be paid in cash by BRF within thirty (30) business days counted from receipt of the funds from the disposal at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros of the shares corresponding to this set of fractions.

v) The common shares issued by BRF to be attributed to the SADIA shareholders in substitution for common or preferred shares they hold in SADIA will hold the same rights and benefits attributed to the outstanding common shares of BRF.

vi) By virtue of the Merger of the SADIA Shares: a) 59,390,963 BRF shares will be issued and attributed to the shareholders of SADIA in substitution for merged shares; b) the amount from the increase of the capital stock of BRF by virtue of the Merger of the SADIA Shares will be R$ 2,335,484,255.61; and c) the amount of the goodwill and the conditions for BRF to use it will be thereafter appraised.

vii) The management of BRF appointed ad referendum of the General Meeting: a) Banco de Investimentos Credit Suisse (Brasil) S.A. to draft an appraisal report related to the ratio of substitution of the shares issued by SADIA for shares issued by BRF; and b) Planconsult Planejamento e Consultoria Ltda. to appraise the shares issued by SADIA to be merged by BRF under this deal. The appointments of the appraisers must be ratified by the shareholders of BRF at the Special General Meeting of BRF that reviews the Protocol.

viii) The ratio of substitution of SADIA shares for BRF shares (“Ratio of Substitution”) indicated in item iv and agreed upon in the Association Agreement has been assessed based on the economic value of the Companies, upon the terms of the appraisal report submitted by Banco de Investimentos Credit Suisse (Brasil) S.A..

ix) The SADIA shares to be merged by BRF have been appraised based on their economic value, according to an appraisal report prepared by Planconsult Planejamento e Consultoria Ltda. on July 8, 2009. Equity variation occurring in SADIA until the date of holding of general meeting resolving on the Merger of the SADIA Shares will be borne solely by SADIA and reflects in BRF by virtue of application of the equity method.

x) Upon the terms of section 264, Law No. 6,404/76, the management of SADIA elected specialized company Apsis Consultoria Empresarial Ltda. in order to draft an appraisal report containing the calculation of the ratio of substitution of the shares of SADIA non-controlling shareholders, based on the amount of the stockholder’s equity of BRF and SADIA, at market prices, on the same base date of March 31, 2009. The results from the appraisal of the Companies’ stockholders’ equities at market price as described in the chart below:

                                                     Summary of Results

                                                     AMOUNT (REAIS THOUSAND)                                                                                                                      SADIA X BRF

	ACCOUNTING		PL MARKET
Relevant Accounts	BRF	SADIA	BRF	SADIA
ASSETS	10,442,462	11,800,528	11,769,165	14,394,339
CURRENT ASSETS	4,234,563	3,557,592	4,286,185	3,676,707
LONG-TERM ASSETS	546,253	3,584,896	545,081	3,584,896
FIXED ASSETS	5,661,646	4,658,040	6,937,899	7,132,736

LIABILITIES	10,442,462	11,800,528	11,769,165	14,394,338
CURRENT LIABILITIES	3,192,848	6,409,979	3,192,848	6,409,979
LONG-TERM LIABILITIES	3,358,685	5,342,468	3,358,452	5,804,765
STOCKHOLDERS’ EQUITY	3,890,929	48,081	5,217,865	2,179,595

TOTAL AMOUNT OF SHARES (thousand)	206,528	672,951	206,528	672,951

R$ PER SHARE	18839751	0.071448	25.264.731	3.238.861

RATIO OF SUBSTITUTION	0.003792	1.000.000	0.128197	1.000.000

                                                                        Note: Amount of BRF shares for 1 SADIA share

xi) The appraisal reports referred to in items (viii), (ix) and (x) above have been drafted with no current or potential conflicts or communions of interests with controlling or minority shareholders of BRF or SADIA. Such appraisal reports have been submitted to CVM and BOVESPA, and made available to the shareholders at the head offices of the respective Companies.

xii) The Ratio of Substitution has further been subject to review, appraisal and conclusion of the Special Independent Committees within the scope of each of the Companies, as published in the Relevant Fact dated on July 9, 2009.

xiii) In compliance with the provisions of §1, section 137, Law No. 6,404/76, dissident SADIA shareholders, or those shareholders refraining from or failing to attend the resolutions of the meeting that approves the Merger may exercise their right of withdrawal related to the common shares issued by SADIA which they demonstrably held on May 19, 2009, before opening of the auction, date of publication of the first Relevant Fact related to the Merger. Thus, the SADIA shareholders who have purchased common shares from such date, inclusive, will not be entitled to exercise such right of withdrawal upon the terms of §1, section 137, Law No. 6,404/76. The term to exercise the right of withdrawal will, as set forth in the Law, be of thirty (30) days counted from publication of the minutes of the company’s general meeting approving the Merger. The procedures to be adopted by the Company shareholders will be informed upon publication of the competent minutes of the general meeting. The amount of reimbursement, upon the terms of section 45, §1, Law No. 6,404/76, will correspond in reais to the face amount of the share on December 31, 2008, that is to say, R$0.41 per share, except the right of assessing the special balance sheets.

xiv) As contained in the Protocol, SADIA will hold in its treasury such shares issued by BRF it holds, as and within the term set forth in Protocol.

xv) The cost to be incurred upon implementation of the operation whereby SADIA will become a wholly-owned subsidiary of BRF, the last phase of which will be the Merger, is estimated in an amount not in excess of R$35 million by SADIA, and R$ 32 million by BRF, including expenses related to fees of auditors, appraisers, counsel, investment banks and publication.

xvi) By virtue of the corporate reorganization that is completed upon the Merger, SADIA will no longer be part of Level I, which is a segment of differentiated corporate governance practices of BMF&Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

xvii) As informed in the joint relevant fact dated June 30, 2009, the European antitrust authorities (European Commission) formally stated its consent regarding the Association of SADIA and BRF, subject matter of the Agreement referred to in the Relevant Fact published on May 19, 2009, and the review by the Brazilian antitrust authorities is still pending.

xviii) No other corporate event other than corporate events not informed in this Relevant Fact is intended to be promoted until a final decision in respect of the association of BRF and SADIA by the Brazilian antitrust authorities is issued.

xix) BRF”s bylaws draft and all documents referred to in this Relevant Fact, as well as the financial statements of SADIA and BRF and other relevant documents, reports and opinions are available at the head offices of BRF and SADIA, as the case may be, and/or the websites of CVM and BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

August 03, 2009

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
Financial and Investor Relationship Officer	Financial and Investor Relationship Officer
BRF – BRASIL FOODS S.A	SADIA S.A.

IMPORTANT NOTICE

This notice is not an offering document nor will it constitute an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and BRF, considering it will contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by BRF to the shareholders holding common shares of Sadia regarding the merger, considering that such documents will contain relevant information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov.

Copies of any other information documents drafted for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with BRF, if available.

This notice contains future appraisals, which are not based on past facts, but on current judgments and estimates of the managements of SADIA and BRF by virtue of future economic data and circumstances, industry conditions, the company’s performance and financial results. The words “anticipate”, “believe”, “estimate”, “wait”, “plan” and similar expressions, as related to the Companies, are used as to identify future appraisals.

Examples of future appraisals are: judgments related to the structure and term of any association between SADIA and BRF, corporate strategies, future synergies, future costs, future liquidity of the Companies, pro forma results of operations and financial health of the Companies.

Such assessments reflect the current judgment of the management and are subject to several risks and uncertainties, including economic and market aspects in Brazil and worldwide, conditions of the industries of such Companies, an regulatory implications on the association, the ability of the Companies to attain such estimated synergies and the risk factors described by the Companies in their documents filed with SEC and the Brazilian Exchange and Securities Commission (“CVM”). There is no guaranty that the estimated events, trends or results will be actually implemented.

Any changes to the assumptions and factors which the appraisals have been based on may imply in results substantially different from current expectations.